Exhibit 99.1

Gold Royalty Reports Record Quarterly and Annual Revenue and Completion of Borborema Royalty Acquisition

Vancouver, British Columbia – January 21, 2026 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce its preliminary results for the fourth quarter of 2025, and details of its related quarterly filings and related earnings call. All amounts are expressed in U.S. dollars.

The Company is also pleased to announced that, further to its news release dated January 14, 2026, it has completed the previously announced acquisition of a net smelter returns royalty from Dundee Corporation for total consideration of $45 million, $30 million of which was paid in cash and the balance of which was satisfied by issuing 3,571,429 common shares at closing. As previously announced, the Company has received notification from Taurus Mining Royalty Fund, L.P. that it elects to participate for a one-half indirect economic interest in the royalty for $22.5 million in cash.

Preliminary Fourth Quarter 2025 Results

Gold Royalty achieved another record quarter of revenue and Total Revenue, Land Agreement Proceeds and Interest* for the fourth quarter of 2025. In the fourth quarter of 2025, Total Revenue, Land Agreement Proceeds and Interest* increased by approximately 37% from the fourth quarter of 2024 to $5.2 million (revenue of $4.2 million), equating to 1,255 gold equivalent ounces (“GEOs”)*. For 2025, Total Revenue, Land Agreement and Proceeds and Interest also increased by 38% from 2024 to a record $17.7 million (revenue of $13.9 million), equating to 5,173 GEOs.

Strengthened cash flows through 2025 were driven by, among other things, the operating performances from our royalty interests in Borden (Porcupine Operations), Borborema, Côté and Cozamin, and the stronger gold price. GEOs were negatively impacted by lower-than-expected production from the Vareš mine as the new owner focused on intensified underground development to achieve the design ore production rate of 850,000 tonnes per year by the second half of 2026. In addition, a much higher than budget gold price resulted in lower gold equivalent ounces from the conversion of non-gold revenue.

David Garofalo, Chairman and CEO of Gold Royalty, commented: “We are pleased to again report record quarterly revenues, including record quarterly revenue again in the fourth quarter, and record annual revenue for 2025. These records were achieved despite a transitional period at the Vareš mine through the quarter, thanks to strong performance across our broadly diversified portfolio of cash-flowing royalties and streams.

We also continued to strengthen our already peer-leading portfolio in the fourth quarter, adding the cash-flowing Pedra Branca royalty on December 8, 2025. We expect this royalty, as well as the subsequently acquired Borborema royalty, to meaningfully contribute to further revenue growth in 2026 and beyond. The positive free cash flows generated by our strong portfolio are expected to continue to strengthen our balance sheet, already in a positive net cash position.”

* Total Revenue, Land Agreement Proceeds and Interest and GEOs are each non-IFRS financial measures. See “Non-IFRS Measures” below.

Fourth Quarter 2025 Results and Webcast Details

Gold Royalty plans to release its financial and operating results for the quarter ending December 31, 2025, as well as 2026 guidance and our longer-term outlook, after market close on Wednesday, March 18, 2026.

A conference call will be held at 11:00 a.m. EDT (8:00 a.m. PDT) on Thursday, March 19, 2026, to discuss these results. To participate, please use one of the following methods:

Webcast: Click Here

USA (toll-free): 1-833-890-3060

Canada (toll-free): 1-855-669-9657

International: 1-412-206-6408

The fourth quarter 2025 results presentation will be available on Gold Royalty’s website at www.goldroyalty.com and a replay of the event will be available following the presentation.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contacts

Jackie Przybylowski

Vice President, Capital Markets

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including expectations regarding future revenues from royalties and the Company’s business plans. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s projects, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Non-IFRS Measures

We have included, in this document, certain performance measures, including: (i) Total Revenue, Land Agreement Proceeds and Interest; and (ii) GEOs which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Total Revenue, Land Agreement Proceeds and Interest

Total Revenue, Land Agreement Proceeds and Interest are determined by adding land agreement proceeds credited against other mineral interests and interests earned on gold-linked loan to total revenue. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry.

The following is a reconciliation of Total Revenue, Land Agreement Proceeds and Interest to total revenue for the three months ended December 31, 2025 and 2024, respectively:

	For the three months ended December 31		For the twelve months ended December 31
	2025	2024	2025	2024
(in thousands of dollars)	($)	($)	($)	($)
Royalty	2,390	1,629	7,122	4,806
Streaming	808	893	3,224	893
Advance minimum royalty and pre-production royalty	1,158	732	4,212	2,982
Land agreement proceeds	369	297	1,613	3,085
Interest income credited against gold-linked loan	481	295	1,597	1,081
Total Revenue, Land Agreement Proceeds and Interest	5,206	3,846	17,768	12,847
Land agreement proceeds credited against other mineral interests	(224)	(196)	(561)	(1,663)
Interest income credited against gold-linked loan	(481)	(295)	(1,597)	(1,081)
Revenue	4,501	3,355	15,610	10,103

GEOs

GEOs are determined by dividing Total Revenue, Land Agreement Proceeds and Interest by the average gold prices for the applicable period:

(in thousands of dollars, except Average Gold Price/oz and GEOs)	Average Gold Price/oz	Total Revenue, Land Agreement Proceeds and Interest	GEOs
For the three months ended December 31, 2024	2,661	3,846	1,445
For the three months ended December 31, 2025	4,149	5,206	1,255
For the twelve months ended December 31, 2024	2,352	12,847	5,462
For the twelve months ended December 31, 2025	3,435	17,768	5,173